SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25
NOTIFICATION OF LATE FILING

 SEC File Number: 1-7939

(Check One):             [X]  Form 10-K             [ ] Form 11-K             [ ] Form 20-F             [ ] Form 10-Q             [ ]  Form N-SAR

For Period Ended:          September 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Vicon Industries, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 89 Arkay Drive

City, State and Zip Code: Hauppauge, NY 11788

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a)      The reasons described in reasonable detail in Part  III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following  the prescribed due date; or the subject quarterly  report of transition report on
                           Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Registrant is unable to file its Form 10-K within the prescribed period because it has not completed all its required disclosures.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John M. Badke                     (631)                 952-2288
--------------------------      ----------------      ------------------
             (Name)                       (Area Code)      (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes    [ ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company plans to report net income of $7,886,283 for the year ended September 30, 2007 as compared to a net loss of $546,556 for its prior fiscal year ended September 30, 2006.

Vicon Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    December 27, 2007                           By: /s/ John M. Badke

                        John M. Badke
                                          Senior Vice President, Finance and
                                     Chief Financial Officer